FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
ISSUANCE OF SENIOR UNSECURED NOTES

HSBC Holdings plc has on 11 August 2022 issued US$2,250,000,000 5.210% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (the '2028 Fixed/Floating Rate Notes') and US$2,500,000,000 5.402% Fixed Rate/Floating Rate Senior Unsecured Notes due 2033 (the '2033 Fixed/Floating Rate Notes' and, together with the 2028 Fixed/Floating Rate Notes, the 'Notes') pursuant to an indenture dated 26 August 2009 (as amended or supplemented from time to time and as most recently amended and supplemented by a twenty-sixth supplemental indenture dated 11 August 2022).

Application will be made to list the Notes on the New York Stock Exchange.

Investor enquiries to:

Greg Case                               +44 (0) 20 7992 3825              investorrelations@hsbc.com

Media enquiries to:

Ankit Patel                               +44 (0) 20 7991 9813              ankit.patel@hsbc.com

Disclaimers

The offering was made pursuant to an effective shelf registration statement on Form F-3 filed with the Securities and Exchange Commission (the 'SEC'). The offering was made solely by means of a prospectus supplement and accompanying prospectus which have been filed with the SEC. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by writing or telephoning us at either of the following addresses:

Group Company Secretary
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom
Tel: +44 20 7991 8888

HSBC Holdings plc
c/o HSBC Bank USA, National Association
452 Fifth Avenue
New York, New York, 10018
Attn: Company Secretary
Tel: +1 212 525 5000

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

This announcement does not constitute an offer or an invitation to subscribe or purchase any of the Securities. No action has been taken in any jurisdiction to permit a public offering of the Securities where such action is required other than in the US. The offer and sale of the Securities may be restricted by law in certain jurisdictions.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the 'Financial Promotion Order'), (ii) are persons falling within Article 49(2)(a) to (d) ('high net worth companies, unincorporated associations etc.') of the Financial Promotion Order, (iii) are outside the United Kingdom ('UK'), or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ('FSMA') in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

EU PRIIPs REGULATION/PROHIBITION OF SALES TO EEA RETAIL INVESTORS. The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ('EEA'). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, 'MiFID II'); or (ii) a customer within the meaning of Directive (EU) 2016/97 ( the 'IDD'), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the 'EU PRIIPs Regulation') for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

UK PRIIPS REGULATION-PROHIBITION OF SALES TO UK RETAIL INVESTORS. The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended (the 'EUWA'); (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document required by the Regulation (EU) No 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (the 'UK PRIIPs Regulation') for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

For and on behalf of
HSBC Holdings plc
Aileen Taylor
Group Company Secretary and Chief Governance Officer

Notes to editors:

1. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The HSBC Group serves customers worldwide from offices in 63 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,985bn at 30 June 2022, HSBC is one of the world's largest banking and financial services organisations.

2. The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Mark Tucker*, Noel Quinn, Geraldine Buckingham†, Rachel Duan†, Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Guggenheimer† , José Antonio Meade Kuribreña†, Eileen K Murray†, David Nish†, Ewen Stevenson and Jackson Tai†.

* Non-executive Group Chairman
† Independent non-executive Director

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 12 August 2022